# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, ISELIN, New Jersey (NJ), 08830
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0000947871-22-000750
Filed by CIK 0001804598
Persons authorized to receive notices and communications: GMS Ventures and Investments, Intertrust Corporate Services(Cayman)Ltd, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands (E9), KYI-9007, 962 6 582 7999; Gus Atiyah, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000

## Reporting persons
- GMS Ventures & Investments (CIK 0001804598): type of reporting person: investment company (IV); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 37,580,638; sole dispositive power 0; shared dispositive power 37,580,638; aggregate amount beneficially owned 37,580,638 (22.9% of the class)
  Comment: Comment relating to rows 8, 10, and 11: Includes warrants (the "Warrants") to purchase up to an aggregate of 15,488,570 shares of common stock, par value $0.01 per share (the "Shares"), of Outlook Therapeutics, Inc., a Delaware corporation (the "Issuer").
  
  Comment relating to row 13: This percentage is calculated based upon 148,587,119 Shares outstanding immediately following the May 2026 Offering (as defined below), based on the Issuer's prospectus supplement relating to the May 2026 Offering filed with the Securities and Exchange Commission (the "SEC") on May 29, 2026, plus 15,488,570 Shares underlying the Warrants.
- SUKHTIAN GHIATH M. (CIK 0001717441): type of reporting person: other (OO); citizenship or place of organization: Jordan (M2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,580,638; sole dispositive power 0; shared dispositive power 37,580,638; aggregate amount beneficially owned 37,580,638 (22.9% of the class)
  Comment: Comment relating to rows 8, 10, and 11: Includes Warrants to purchase up to an aggregate of 15,488,570 Shares.
  
  Comment relating to row 13: This percentage is calculated based upon 148,587,119 Shares outstanding immediately following the May 2026 Offering, based on the Issuer's prospectus supplement relating to the May 2026 Offering filed with the SEC on May 29, 2026, plus 15,488,570 Shares underlying the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, ISELIN, New Jersey (NJ), 08830
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D supplements and amends the statement on Schedule 13D of GMS Ventures and Investments ("GMS Ventures") and Ghiath M. Sukhtian ("Sukhtian" and, together with GMS Ventures, the "Reporting Persons") originally filed with the SEC on July 7, 2022, as amended by Amendment No. 1 thereto, filed with the SEC on December 29, 2022, Amendment No. 2 thereto, filed with the SEC on March 20, 2024, Amendment No. 3 thereto, filed with the SEC on January 22, 2025, Amendment No. 4 thereto, filed with the SEC on March 12, 2025 and Amendment No. 5 thereto, filed with the SEC on May 28, 2025 (together, as so amended, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 6, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D. The Reporting Persons are filing this Amendment No. 6 to report certain changes in their beneficial ownership of Shares of the Issuer as a result of the May 2026 Offering, as defined and described in Item 4 of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

The source of funds for the purchases in the May 2026 Offering (as defined below) was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

On May 28, 2026, GMS Ventures entered into a securities purchase agreement with the Issuer (the "May 2026 SPA") pursuant to which the Issuer agreed to sell, and GMS Ventures agreed to purchase, 8,539,709 Shares at the price of $0.5855 per Share, for an aggregate purchase price of approximately $5.0 million in a registered direct offering (the "May 2026 Offering"), subject to customary closing conditions. The May 2026 Offering closed on May 29, 2026.
In connection with the May 2026 Offering, on May 28, 2026, the Issuer entered into a warrant amendment agreement (the "May 2026 Warrant Amendment") with GMS Ventures pursuant to which the Issuer agreed to amend certain outstanding common stock warrants to purchase up to an aggregate of 15,488,570 shares of Common Stock previously issued to GMS Ventures in January 2025 and May 2025, with a weighted average exercise price of $1.78 per share, effective upon the closing of the May 2026 Offering, such that the amended warrants have a reduced exercise price of $0.5855 per share. Other than as described herein, the terms of the amended warrants remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

The following disclosure is based upon 148,587,119 Shares outstanding immediately following the May 2026 Offering as of May 29, 2026, as set forth in the Issuer's Prospectus Supplement, as filed pursuant to Rule 424(b)(5), filed with the SEC on May 29, 2026, plus 15,488,570 Shares underlying the Warrants. As of the date hereof, GMS Ventures directly owns 22,092,068 Shares and 15,488,570 warrants to purchase Shares, representing a total of 37,580,638 Shares beneficially owned by GMS Ventures. This represents approximately 22.9% of the outstanding Shares, calculated pursuant to Rule 13d-3 under the Act. Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Act. This represents approximately 22.9% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
GMS Ventures:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 37,580,638
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 37,580,638

Sukhtian:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 37,580,638
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 37,580,638
Transactions in the class effected during the past sixty days: The transactions described in Item 4 are incorporated herein by reference. Except as described in Item 4, the Reporting Persons have not effected any transactions in Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following after the last paragraph:

May 2026 Securities Purchase Agreement
Item 4 above summarizes certain provisions of the May 2026 SPA and is incorporated herein by reference. The description of the May 2026 SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the May 2026 SPA, the form of which is filed as Exhibit 6 to this Schedule 13D, and is incorporated herein by reference.

May 2026 Warrant Amendment
Item 4 above summarizes certain provisions of the May 2026 Warrant Amendment and is incorporated herein by reference. The description of the May 2026 Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the May 2026 Warrant Amendment, the form of which is filed as Exhibit 5 to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No. Description
1. Joint Filing Agreement, between Ghiath M. Sukhtian and GMS Ventures and Investments, dated June 1, 2026.*
2. Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the SEC on April 22, 2022).
3. Power of Attorney by Ghiath M. Sukhtian, dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on January 29, 2020).
4. Power of Attorney by GMS Ventures and Investments, dated as of February 25, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and Investments with the SEC on February 27, 2020).
5. Form of Warrant Amendment, dated as of May 28, 2026, by and between the Issuer and GMS Ventures (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K, filed with the SEC on May 28, 2026).
6. Form of Securities Purchase Agreement, dated as of May 28, 2026, by and between the Issuer and GMS Ventures (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the SEC on May 28, 2026).
* Filed herewith.

## Signatures
- GMS Ventures & Investments: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon, Attorney-in-fact (06/01/2026)
- SUKHTIAN GHIATH M.: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon, Attorney-in-fact (06/01/2026)